Exhibit 21.1

Subsidiaries of GD Culture Group Limited

Subsidiary	Jurisdiction of Incorporation
Citi Profit Investment Holding Limited	British Virgin Islands
Highlights Culture Holding Co., Limited	Hong Kong
Shanghai Highlight Entertainment Co., Ltd.	People’s Republic of China
Shanghai Xianzhui Technology Co., Ltd.	People’s Republic of China
AI Catalysis Corp.	Nevada